Designated Filer:	XL Bermuda Ltd
Issuer & Ticker Symbol:	Five Oaks Investments Corp. (“OAKS”)
Date of Event Requiring Statement:	December 27, 2016

Explanation of Responses:

(1)          On December 27, 2016, the Issuer paid a dividend on its common stock in a combination of shares of common stock and cash, with shareholders electing the form of payment, subject to an aggregate limit on the amount of cash payable at 20% of the amount of the dividend.  XL Investments Ltd, a Bermuda limited liability company (“XL Investments”), received an aggregate of 811,878 shares of common stock, and XL Global, Inc. (“XL Global”) received an aggregate of 2,055 shares of common stock, in the distribution.
(2)          This Form 4 is filed on behalf of XL Bermuda Ltd, a Bermuda limited liability company (formerly known as XL Insurance (Bermuda) Ltd) (“XL Bermuda”), and XL Investments (together, the “Reporting Persons”).  XL Investments and XL Global each directly own shares of common stock of the Issuer.  XL Bermuda directly owns 100% of the equity interests of XL Investments and indirectly owns 100% of the equity interests of XL Global.
(3)          Shares held directly by XL Investments.  XL Bermuda may be deemed to have an indirect pecuniary interest (as described in Rule 16a-1 promulgated under the Securities Exchange Act of 1934, as amended) in the shares held by XL Investments, its wholly owned subsidiary.
(4)          Shares held directly by XL Global.  XL Bermuda may be deemed to have an indirect pecuniary interest (as described in Rule 16a-1 promulgated under the Securities Exchange Act of 1934, as amended) in the shares held by XL Global, its indirect wholly owned subsidiary.  XL Investments disclaims any interest in the shares held directly by XL Global.